SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003

ROBOMATIX TECHNOLOGIES LTD.

1 Azrieli Center
Tel Aviv, 67021
Israel

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__	Form 40-F ____

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No __X__

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Robomatix Technologies Announces Financial Results for the Third Quarter of 2002 and
Nine Months Ended September 30, 2002

        TEL AVIV, Israel, February 27, 2003 /PRNewswire/ — Robomatix Technologies Ltd. (OTC Bulletin Board: RBMXF), a holding company, announced today its financial results for the third quarter of year 2002 and nine months ended September 30, 2002. As used herein, “Robomatix” or “Company” refers to Robomatix Technologies Ltd. and its consolidated subsidiaries, unless the context suggests otherwise or when we refer to a specific subsidiary.
Robomatix currently holds, through a wholly owned subsidiary, all of the outstanding share capital of Franz Kalff GmbH, a German company engaged in the business of manufacturing, through contractors, marketing and sale of first aid kits primarily for the automotive industry. Additionally, Robomatix holds indirect interests in eLady Ltd., a Japanese Internet commerce portal for women, direct interests in Leader Tech Ltd., an Israeli company that purchases and invests in companies in the field of venture capital and technology, and holds approximately 49.5% of Edco Technologies 1993 Ltd., an Israeli company in the field of open-architecture, next generation computer components and systems serving the telecommunication, military, avionics and principal industrial companies in the Israeli market.

Sales for the third quarter of 2002 were $1.6 million, compared to sales of $1.4 million in the third quarter of 2001. Gross margins for the third quarter of 2002 were 26.3%, compared to 32.1% for the third quarter of 2001.
The Company reported a net loss for the third quarter of 2002 of $(0.16) million, or $(0.01) per share. This compares to a net loss of $(0.78) million, or $(0.05) per share, for the third quarter of 2001.
Sales for the first nine months of 2002 were $6.8 million, compared to sales of $7.2 million for the first nine months of 2001. Gross margins were 22.6% for the first nine months of 2002, and 24.4% for the first nine months of 2001. Selling, general and administrative expenses in the first nine months of 2002 decreased to $1.1 million from $1.3 million in the first nine months of 2001. The Company reported a net loss for the first nine months of 2002 of $(0.13) million, or $(0.01) per share, compared to a net loss of $(0.25) million, or $(0.02) per share in the first nine months of 2001.

Forward Looking Statements

Certain statements contained in this press release are forward-looking statements that involve risks and uncertainties. The statements contained herein that are not purely historical are forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements deal with the Company’s current plans, intentions, beliefs and expectations and statements of future economic performance. Statements containing terms like “believes,” “does not believe,” “plans,” “expects,” “intends,” “estimates,” “anticipates” and other phrases of similar meaning are considered to imply uncertainty and are forward-looking statements.
Forward-looking statements involveknown and unknown risks and uncertainties that may cause the Company’s actual results in future periods to differ materially from what is currently anticipated. Factors that could cause or contribute to such differences include those discussed from time to time in reports filed by the Company with the Securities and Exchange Commission. The Company cannot guarantee its future results, levels of activity, performance or achievements.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30, 2002	December 31, 2001
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	269	327
Marketable securities	264	--
Trade receivables (net of allowance for doubtful accounts of $ 59 and	1,544	1,252
$ 61 at September 30, 2002 and December 31, 2001, respectively)
Other accounts receivable and prepaid expenses	201	201
Inventories	2,007	2,255

Total current assets	4,285	4,035

LONG-TERM INVESTMENTS	2,640	2,881

PROPERTY, PLANT AND EQUIPMENT, NET	3,567	3,494

DEFERRED TAXES	2,598	2,516

Total assets	13,090	12,926

	September 30, 2002	December 31, 2001
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	186	319
Current maturities of short-term loan	592	577
Trade payables	1,044	930
Other accounts payable and accrued expenses	1,659	1,337

Total current liabilities	3,481	3,163

LONG-TERM LIABILITIES:
Long-term loans net of current maturities	3,840	3,936
Accrued severance pay	527	477

	4,367	4,413

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 1.46 par value: Authorized: 30,000,000	5,649	5,649
shares at September 30, 2002 and December 31, 2001; Issued
and outstanding: 13,599,626 shares at September 30, 2002 and
December 31, 2001
Additional paid-in capital	29,524	29,524
Accumulated other comprehensive loss	(43)	(69)
Accumulated deficit	(29,888)	(29,754)

	5,242	5,350

Total liabilities and shareholders' equity	13,090	12,926

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2002	2001	2002	2001	2001
	Unaudited
Sales	6,786	7,240	1,641	1,398	*) 8,226
Cost of sales	5,250	5,474	1,210	950	6,322

Gross profit	1,536	1,766	431	448	1,904

Sales and marketing expenses	469	698	193	205	*) 566
General and administrative expenses	1,107	1,297	409	403	1,762

	1,576	1,995	602	608	2,328

Operating loss	(40)	(229)	(171)	(160)	(424)
Impairment of long-term investments	--	--	--	--	(1,390)
Other income, net	196	297	45	165	362
Financial income (expenses), net	(101)	**)(201)	71	**)(754)	(284)

Income (loss) before taxes on income	55	(133)	(55)	(749)	(1,736)
Taxes on income	189	114	106	26	88

Net loss	(134)	**)(247)	(161)	**)(775)	(1,824)

Basic and diluted net earnings (loss)	(0.01)	**)(0.02)	(0.01)	**)(0.05)	0.13
per share (U.S. dollars)

Weighted average number of shares	13,599,626	13,494,131	13,599,626	13,599,626	13,520,722
used in computing basic and diluted
earning (loss) per share

Weighted average number of shares	13,599,626	13,494,131	13,599,626	13,599,626	13,587,389
used in computing diluted earnings
(loss) per share

*)       Reclassified.
**)     Restated

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOMATIX TECHNOLOGIES LTD. By: /s/ —————————————— Zvika Barinboim Chairman of the Board of Directors

Date: February 27, 2003